FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

March 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Amendment No. 1 to Registration Statement on Form F-1
Submitted February 17, 2023
File No. 333-269469

Ladies and Gentlemen:

By letter dated February 27, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided FBS Global Limited (the “Company”) with comments on the Company’s Amendment No. 1 to Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement on Form F-1.

Amendment No. 1 to Registration Statement submitted February 17, 2023

Risk Factors

1.	We note that Section 166(2) of your amended and restated articles of association provides that shareholders waive any claim they may have against any director on account of any action taken by the director or the failure of the director to take any action in the performance of his duties, subject to certain exceptions. Please add a risk factor disclosing this provision and discussing the related risks, including that this provision may discourage claims and limit shareholders’ ability to bring claims. Please also disclose whether the provision applies to federal securities claims under the Securities Exchange Act of 1934 or Securities Act of 1933..

We have revised the disclosure on page 27, as requested.

Exhibits

2.	Please ensure each exhibit is in the proper text-searchable format.

We have revised the disclosure, as requested.

General

3.	Please relocate Part II of your registration statement to the end of the document.

We have revised the disclosure, as requested.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood